Filed by Wallbox B.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kensington Capital Acquisition Corp. II

Commission File No. 001-40114

Date: June 11, 2021

TV3 – “Als Matins” Interview, June 10, 2021

Participants—Enric Asunción and Eduard Castañeda

(transcript translated from Spanish)

ENGLISH:

Interviewer: We are going to discuss some news about the chargers of electric cars of the Catalan brand that will be listed on the New York Stock Exchange that we wanted to take a closer look at. The Catalan company, Wallbox, announced yesterday that it had entered into an agreement with Kensington Capital to make this possible. This will allow them to quickly raise the money they need to grow. We can now chat with the founders of this company: Enric Asunción and Eduard Castañeda, both of them appearing at the same time. Good morning both, we have to congratulate you, no?

Enric: Yes, well, thank you very much. We are delighted with this news and, well, very happy to be able to develop our business plan and future growth with this investment.

Interviewer: The first thing that stands out is that it is a very young company. If I am not mistaken, it started in 2015 and in short, surely due to ignorance, but you tend to think that the companies that come to Wall Street, make the jump after some time or are larger companies, how could this happen?

Enric: We have been fortunate enough to have a very good technology, work with a team of amazing people, and interact with the shareholders, clients and a market that has accompanied us. So with the market, the product and the technology, and the right equipment because we’ve been able to grow so fast, today we can announce that we’re going public; the inflow of 330 million dollars to the company will allow us to continue to grow in the coming years.

Interviewer: Of course. What is your plan with this injection of capital? That is, where is Wallbox going now?

Enric: They are basically 3 things we have in mind now. We are present in 67 countries around the world and we want to expand this global presence. Second, it´s the product development, which is the part that Eduard leads. We would continue to develop new products, not only for home charging and charging at work, the office, but public charging and being able to perform the fastest recharging. Finally, we would like to open new factories to meet the growing demand for products. We have a factory in Sant Andreu de la Barca, another that we will open shortly in Barcelona, another in China that manufactures for the Chinese market, and in the middle of next year another in the USA. So we will be able to increase the productive capacity due to the growth of the company.

Interviewer: So, here, you are in Sant Andreu de la Barca, you plan to open another shippers’ factory in the Zona Franca, because, this plan, will be maintained?

Enric: 100%, 100%. In fact, in October, we will start manufacturing.

Interviewer: Ah! OK. What was I going to tell you? Explain a little... I do not know if Eduard will answer this or not, that is, what do you do for a living?

Eduard: Good morning, Lydia.

Interviewer: Good morning.

Eduard: We make solutions to manage energy. Sometimes you will see the chargers, other times it is the software, the platform that manages everything. What we offer is a 360 degree solution and this means providing it, which sometimes could be as simple as preventing the leads from jumping and optimizing your energy and doing it with cheaper energies. So this whole ecosystem is the one we have created in Wallbox.

Interviewer: Who are your main customers?

Enric: From car manufacturers and electric companies, who buy the product from us to resell it to their customers, to large distribution groups around the world with whom we make sure that the product reaches stores or installers. And, finally, we have a small part of our sales that are direct sales through our website, wallbox.com, or through Amazon, Amazon.com, which are also important sales, but most of our products are for electric car manufacturers and our distribution network.

Interviewer: And do you provide services for the Public Administration as well?

Enric: Right now, what we do is sell to the companies that work for the Public Administration. That is, today, those who are investing in the world, especially in public charging infrastructure, are companies that have been created for that purpose or energy companies. Yeah, we work mostly with them.

Interviewer: Ok, so you´ve talked about the electric car. And, from your point of view, how do you see the electric car market? What do you think? If in Catalonia, and in Spain in general, governments are betting enough so that consumers... say... end up trusting, I understand that this will also be essential for your market, what will happen with this issue in the future?

Enric: Yes, we, as a global company, have also the vision of what happens in other countries, and there are countries like the Nordics where 90% of the cars sold are electric. In Catalonia and Spain, we are, perhaps, a little behind, but hey, all the car manufacturers are changing the models to electric. Prices are falling and there are subsidies also to help. We are very happy especially with the local market. As I have always stressed, Wallbox is a global company and sales happen all over of the world

Interviewer: For those of us who see you from the outside, how does listing on Wall Street change your life?

Enric: Well, for the better, to be honest. We are happy because we are more transparent as a company, that is, to our investors, customers, shareholders, we can provide them with more transparent information about the company. And, with this transaction, apart from the shareholders we already have, who are all still in the company, the new shareholders are long-term shareholders. So ,we have both capital and long-term partners that will allow us to continue growing over the next few years while the market is growing, because this has just begun and we expect exponential growth over the next few years.

Interviewer: And in terms of hiring, that is, job creation? This is also something that comes along when a company has the possibility to grow so much and so fast.

Enric: Yes, by the end of this year, we will have hired approximately 400 to 500 people and we hope to continue growing at this rate next year, or even more. Not only in Barcelona. This is not only exclusive to Barcelona as HQ. In Barcelona we are creating new employment positions, but, in the new factory in the Zona Franca of Barcelona, we are opening 200 jobs.

Interviewer: And, now that we are at the end of the school year, there are people sitting their university entrance exams, people deciding which degree to apply for or which professional training to choose, I don’t know... what type professionals do you work with, what are you looking for?

Eduard: In fact, we are very happy about that. Here, in Barcelona, there is a very big reaction and there is a lot of knowledge and expertise about technology and automotive, which have always been at a very high level and we are looking for many profiles. Obviously, to this day, software plays a very important part, especially, the software development part, but also power electronics are necessary to make these chargers that charge so fast. You need a very high degree of specialization. These are the profiles that we look for. Obviously we need people for the factory. In fact, as we carry out almost the entire production and development chain, we are looking for all kinds of profiles that are very enthusiastic. We are in a very competitive sector and above all, as we said, it is a very interesting project happening at an ideal time, especially for these types of projects that provide sustainability and that have this vision for technology.

Interviewer: Enric Asunción and Eduard Castañeda, thank you very much for your time. I can only imagine how filled up your schedule has gotten to explain the project. So, thank you for making time for us. Was this your first business proposal or have you done other things that have not worked so well?

Enric: We have made many developments, yes, some have worked more as a product, others have not, but this is not the first time that we have tried to develop a product. We have experience: I was in Tesla, Eduard was in fuel cells at CSIC. But, 6 years ago, it was the ideal time to create the company because we knew exactly what we had to do, we knew the market very well and today we continue to prove it.

Interviewer: Well, as we were saying, thank you and good luck.

Enric: Perfect, thank you very much.

Eduard: Thank you very much and good morning.

Interviewer: I wanted to ask them why sometimes failure is so penalized. By that I mean trying to do things that do not go well. It seems to me that you cannot try again and have it end up turning out well. So, it is great to see an example of two people who put their minds to it and succeeded.

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Additional Information

This communication is being made in respect of the proposed transaction involving Wallbox Chargers, S.L. (“Wallbox”), Wallbox B.V. and Kensington Capital Acquisition Corp. II (“Kensington”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Wallbox B.V. will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Kensington in connection with Kensington’s solicitation of proxies for the vote by Kensington’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Wallbox and Kensington also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of Kensington’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Wallbox and Kensington will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Wallbox’s website at www.wallbox.com. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from Kensington’s website at www.autospac.com.

Participants in the Solicitations

Wallbox, Wallbox B.V., Kensington and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Kensington’s shareholders in connection with the proposed transaction. You can find more information about Kensington’s directors and executive officers in Kensington’s final prospectus dated February 25, 2021 and filed with the SEC on February 26, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this presentation, regarding Kensington’s proposed business combination with Wallbox, Kensington’S ability to consummate the transaction, the development and performance of Wallbox’s products (including the timeframe for development of such products), the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “are designed to,” “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Wallbox disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Wallbox cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Kensington or Wallbox. In addition, Wallbox cautions you that the forward-looking statements contained herein are subject to the following uncertainties and risk factors that could affect Wallbox’s and Kensington’s future performance and cause results to differ from the forward-looking statements herein: Wallbox’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Wallbox to grow and manage growth profitably following the business combination; risks relating to the outcome and timing of the Company’s development of its charging and energy management technology and related manufacturing processes; intense competition in the electric vehicle charging space; risks related to health pandemics, including the COVID-19 pandemic; the possibility that Wallbox may be adversely affected by other economic, business, and/or competitive factors; the possibility that the expected timeframe for, and other expectations regarding the development and performance of, Wallbox products will differ from current assumptions; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against Kensington or Wallbox, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of Kensington or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of Kensington or Wallbox as a result of the announcement and consummation of the business combination; costs related to the business combination; changes in applicable laws or regulations; underlying assumptions with respect to shareholder redemptions. Should one or more of the risks or uncertainties described in this press release, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Kensington’s periodic filings with the SEC, and, when available, proxy statement/prospectus of Wallbox B.V. in the registration statement on Form F-4 filed with the SEC. Kensington’s and Wallbox B.V.’s SEC filings are available publicly on the SEC’s website at www.sec.gov.